Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

											Nine Months
											Ended
	Twelve Months Ended December 31,										September 30,
	2003		2004		2005		2006		2007		2008
Income before income tax expense	79,772		99,761		106,024		85,405		50,923		57,080
Equity in losses of equity-method investees	618		615		42		(1,721)		(1,042)		(457)
Net income before equity in losses of equity-method investees	80,390		100,376		106,066		83,684		49,881		56,623

Add fixed charges:
Interest expense including amortization of debt issuance costs	26,397		30,952		26,548		43,393		58,550		45,962
Estimate of interest within rental expense	4,071		5,116		4,208		4,755		4,699		5,145
	30,468		36,068		30,756		48,148		63,249		51,107
Adjusted earnings	110,858		136,444		136,822		131,832		113,130		107,730

Ratio of earnings to fixed charges	3.6	x	3.8	x	4.4	x	2.7	x	1.8	x	2.1	x

(1) The ratio of earnings to fixed charges is computed by dividing adjusted earnings by fixed charges.